UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2026
Commission File Number: 001-33153
ENDEAVOUR SILVER CORP.
(Translation of registrant's name into English)
#1130-609 Granville Street
Vancouver, British Columbia, Canada V7Y 1G5
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
[   ] Form 20-F   [ x ] Form 40-F

Incorporated by reference as exhibits to the Registration Statement on Form F-10 (File No. 333-287602).
SUBMITTED HEREWITH

Exhibit	Description

99.1	Condensed Consolidated Interim Financial Statements for the Period Ended September 30, 2026
99.2	Management’s Discussion & Analysis for the Period Ended September 30, 2026
99.3	Form 52-109F2 Certification of Interim Filings Full Certificate - CEO
99.4	Form 52-109F2 Certification of Interim Filings Full Certificate - CFO

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Endeavour Silver Corp.
(Registrant)

Date: November 9, 2026	By:	/s/ Daniel Dickson
Daniel Dickson
	Title:	CEO